Exhibit 99.43

Titan Mining Hits Key Loan Milestone, Executes Financial Deleveraging Strategy for 2025

Vancouver, BC – December 11, 2024 – Titan Mining Corporation (TSX: TI, OTCQB: TIMCF) (“Titan” or the "Company") is pleased to announce that it has agreed to certain amendments to the credit facility with National Bank of Canada dated June 6, 2022 (the “Credit Facility”) which will result in Titan significantly deleveraging by the end of 2025 while maintaining flexibility to pursue multiple growth projects within the Company.

Highlights:

●	Principal repayment of US$5 million by December 30, 2024, for an aggregate of US$17 million in principal repaid in 2024
●	Extension of the Credit Facility maturity date from June 30, 2025 to December 31, 2025
●	Extension of the remaining principal repayment from $10.2 million by June 30, 2025 to US$5 million by June 30, 2025 and US$5.2 million by December 31, 2025

Don Taylor, CEO of Titan, commented: “We are pleased to have achieved a key milestone for Titan with a total of US$17 million of principal being repaid towards the outstanding Credit Facility in 2024. The Company’s Empire State Mines continues to deliver strong results operationally and we remain focused on reducing unit costs and improving cash flow. The revisions to the Credit Facility will allow us to achieve our goal of significantly deleveraging the Company while advancing near term expansion. We are excited to be entering 2025 with a stronger balance sheet and renewed financial momentum”.

Rita Adiani, President of Titan, commented: “The amended payment schedule for the Credit Facility provides Titan with the financial flexibility to capitalize on multiple growth opportunities in 2025 while continuing to reduce debt, positioning us well for 2025 and beyond. As we focus on executing potential near-term increases to production, supported by a favorable zinc price environment, we are committed to unlocking significant value for our shareholders”.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. The Company is focused on value creation and operating excellence, with a strong commitment to developing critical mineral assets that enhance the security of the U.S. supply chain and the Kilbourne Graphite Project is a core part of this strategy. For more information on the Company, please visit our website at www.titanminingcorp.com.

Contact

For further information, please contact: Rita Adiani, President, Email: radiani@titanminingcorp.com, Investor Relations, Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute "forward-looking statements", and "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including that the amendments to the Credit Facility will result in Titan significantly deleveraging by the end of 2025 while maintaining flexibility to pursue multiple growth projects within the Company; that a principal repayment of US$5 million will occur by December 31, 2024; that Titan will meet its repayment milestones; that the revisions to the Credit Facility will allow us to achieve our goal of significantly deleveraging the Company while advancing near term expansion; and that we are committed to unlocking significant value for our shareholders. When used in this news release words such as “to be”, "will", "planned", "expected", "potential", and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators. Such forward-looking statements are based on various assumptions, including assumptions made with regard to the ability to advance exploration efforts at ESM; the results of such exploration efforts; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.